SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            TOMAHAWK INDUSTRIES, INC.
                    -----------------------------------------
                            (Name of Subject Company)

                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                  [889800-10-8]
                                -----------------
                      (CUSIP Number of Class of Securities)

                                 Glenn A. Little
                                    President
                              211 West Wall Street
                              Midland, Texas 79701
                                 (915) 682-1761

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                              L. Van Stillman, Esq.
                        Law Office of L. Van Stillman, PA
                        1177 George Bush Blvd., Suite 308
                           Delray Beach, Florida 33483
                                 (561) 330-9903

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

     This Information Statement is being furnished to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of Tomahawk Industries, Inc., a Nevada corporation (the "Company") on July 31, 2002, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

     The Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which sets forth the terms and conditions of a proposed business combination of the Company and Cryotherm, Inc., a Delaware corporation ("CRYO"). Pursuant to the Reorganization Agreement, CRYO will exchange one hundred (100%) percent of its issued and outstanding shares for twenty five million (25,000,000) post reverse split shares of the Company, with the Company as the surviving corporation. CRYO will as a result become a wholly-owned subsidiary of the Company. It is currently anticipated that the consummation of the Reorganization will occur within twenty (20) days after the date this Information Statement is first mailed to the Company's stockholders.

     CryoTherm, Inc. was formed in January 2002 as a Delaware corporation to finance the commercialization of a revolutionary new product-line of low-cost, pollution-free, energy-extraction technologies created by Inventor, Robert D. Hunt, that can convert low-temperature heat, cryogenic cold, and kinetic energy resources into megawatts of electricity at costs competitive to fossil fuel-generated power. Robert D. Hunt has exclusively licensed to Cryotherm the worldwide rights to make, use and sell energy-generating products and services based upon Hunt's inventions and patents. Low-cost electricity generated by these energy technologies may qualify for Renewable Energy Certificates and Carbon-Emission Credits tradable internationally under the Kyoto Protocol and in the U.S. under various municipal, state and federal energy diversity programs which encourage Homeland energy security, domestic energy independence, and environmental protection through the adoption of new, clean, distributed energy technologies (such as Cryotherm's).

     It is presently anticipated that upon consummation of the Reorganization, Glenn A. Little and Matthew Blair, currently the sole members of the Board of Directors of the Company, will resign from the Board of Directors of the Company, and that Lawrence M. Shultz, Sally J. Shultz and Kenneth D. Rickel will each be appointed to the Board of Directors of the Company. Therefore, it is presently anticipated that within twenty (20) days after the date this Information Statement is first mailed to the Company's stockholders, the Board of Directors of the Company will consist of Lawrence M. Shultz, Sally J. Shultz and Kenneth D. Rickel.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     On July 18, 2002, there were 56,637,228 shares of Common Stock issued and outstanding. As of such date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stockheld by him. The Common Stock is the only capital stock of the Company outstanding.

     The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the Common Stock of the Company as of July 18, 2002:

                                                 -------------------------------
                                                   AMOUNT AND       PERCENTAGE
                         NAME AND ADDRESS OF         NATURE            OF
  TITLE AND CLASS OF      BENEFICIAL OWNER       OF BENEFICIAL        CLASS
         STOCK                                     OWNERSHIP
--------------------------------------------     -------------------------------

Common Stock            Glenn A. Little
                        211 West Wall Street         40,000,000        70.62%
                        Midland, TX 79701            (direct
                                                     ownership)

All Directors and
Executive Officers (1 person)                        40,000,000        70.62%




                                CHANGE IN CONTROL

     Pursuant to the Reorganization Agreement, the Company will cause to be consummated a business combination between the Company and CRYO, upon the terms and conditions set forth in the Reorganization Agreement. Pursuant to the Reorganization Agreement, CRYO will be a wholly owned subsidiary of the Company. Pursuant to the Reorganization Agreement, the Company will issue 25,000,000 post reverse split shares of its common stock, $.001 par value per share (the "TOMAHAWK" Common Stock"), to the stockholders of CRYO, which will represent 99% of the fully-diluted post reverse split equity capitalization of the Company.1 It is currently anticipated that the consummation of the Reorganization will occur within twenty (20) days after the date this Information Statement is first mailed to the Company's stockholders.

     The Company agreed that simultaneously with the consummation of the Reorganization, the existing director of the Company would appoint Lawrence M. Shultz, Sally J. Shultz and Kenneth D. Rickel, each designated by CRYO, to the Boards of Directors of the Company. Upon the effectiveness of such appointments, the Existing Director and the officers of the Company will resign from their respective positions.


--------
1 The Company's Board of Directors, pursuant to the terms and conditions of the Share Exchange Agreement, will recommend to the shareholder's that a one (1) for four hundred (400) reverse split of the common shares be conducted. The Nevada Revised Statutes allows this action by shareholder consent of a majority of the Company's shareholders, and such action by the shareholders does not require notification to other shareholders. However, the Company will provide notification pursuant to the rules of the Act, as required.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

     The following table sets forth as of July 18, 2002 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Reorganization Agreement (the "Director Nominees").

   NAME OF BENEFICIAL OWNER        AMOUNT AND       PERCENT OF        PERCENT OF
                                   NATURE OF        CLASS             CLASS
                                   BENEFICIAL       BEFORE            AFTER
                                   OWNERSHIP(1)     EXCHANGE          EXCHANGE

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Larry Shultz - Chairman and      9,325,000(2)          0                37.3%
President

Sally A. Shultz, Director        9,325,000(2)          0                37.3%

Robert Daniel Hunt               9,174,000             0                  37%

Kenneth Rickel, Director           100,000(1)          0                  .4%



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All executive officers and       9,425,000(2)          0                37.7%
directors of the Company as a
group (three persons)

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     (1)  Represents  shares of the  Company  anticipated  to be received by the
          Director Nominees upon consummation of the Reorganization.

     (2)  Larry and Sally  Shultz are the  trustees  for the  Shultz  1989 Inter
          Vivos Trust and custodians for Alexander Larson Shultz, Eric Larson Shultz and Brian Larson Shultz, minors, which trust and Custodian accounts will total 9,375,000 shares of the Company after the completion of the Reorganization.


               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Larry M. Shultz:

Age 47, served as Chairman and Chief Executive Officer of AirBelt Systems LLC, developer of the "IntelliFlowtm" AirBag Inflator, which was licensed by TRW, a major air bag manufacturer. Prior to AirBelt Systems, Mr. Shultz was Senior Vice President, Audio and Video technologies for Aura Systems, Inc., where he was in charge of developing and manufacturing a number of technologies and products. As President of International TeleSystems, Mr. Shultz developed the TickeTV pay-per-view "positive trap" to encrypt and secure cable TV pay-tier and pay-per-view programming from unauthorized, non-paying customers.

Sally J. Shultz:

Age 43, bilingual, has a J.D. from UCLA School of Law, a B.S. in Psychology and B.A. in English from Loyola Marymount University. Mrs. Shultz, has consulted for executive recruiting firm, TMP Worldwide, the parent company of Monster.com; served as Honorary Consul for the Dominican Republic; was Editor of Safety Belt Safe, a national, child automotive safety newsletter; has written and produced the award-winning children's video and album, "The Manners Monster," and has written freelance articles for various publications, including the L.A. Times.

Kenneth D. Rickel

Age 49, has a B.S. and B.A. from American University, and is CEO of Lion Gate Capital, Inc., an investment banking firm that specializes in equities, debt trading and underwriting. From 1979-1997 Mr. Rickel was CEO of Rickel and Associates, a bond trading firm. Mr. Rickel is active in local Los Angeles charities.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

During the last full fiscal year ended April 30, 2002, the Company's Board of Directors met or acted by Unanimous Written Consent a total of 3 times. No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board and committees of which he was a member.

Committees of the Board of Directors

The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.

Director Compensation

The Company does not pay directors any compensation as a director.

Executive Compensation

The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceeded $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others. The nominees for director have a material interest in the transactions contemplated by the Reorganization Agreement, as described above under the caption "Change in Control." The nominees for directors, Lawrence M. Shultz and Sally J. Shultz will receive 9,350,000 shares of the Company in the Reorganization. Additionally, as described above under the caption "Change in Control," these individuals will become directors of the Company upon consummation of the transactions contemplated by the Reorganization Agreement. Except as described above, there are no other transactions between the Company and any directors, nominees for director, executive officers of the Company, any security holder who is known to own of record or beneficially more than five percent of the Company's voting securities, or any member of the immediate family of the foregoing persons, in which the amount of the transaction exceeds $60,000.

Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

Indebtedness of Management. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.


COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Section 16 of the Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is not aware of any failures to file reports or report transactions in a timely manner during the Company's fiscal year ended April 30, 2002.